UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 21, 2017

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Christian Kendall to Succeed Phil Rykhoek as Chief Executive Officer

Denbury Resources Inc. (the "Company") announced today that the Company's board of directors (the "Board") intends to appoint Christian S. Kendall as Chief Executive Officer ("CEO") of the Company effective June 30, 2017, in conjunction with Phil Rykhoek's retirement from the CEO position to be effective that date.

Mr. Kendall, 50, joined Denbury as Chief Operating Officer in September 2015 and was named President in October 2016. Mr. Kendall has over 27 years of experience in the oil and gas industry, holding a variety of technical and leadership roles, both international and domestic. Prior to joining Denbury, he spent 14 years with Noble Energy, most recently as Senior Vice President, Global Operations Services. His prior assignments at Noble Energy include serving as Vice President, Gulf of Mexico, and as Business Unit Manager and Vice President, Noble Energy Mediterranean, Ltd. Mr. Kendall began his career with Mobil Oil Corporation in 1989. He holds a Bachelor of Science degree in Engineering, Civil Specialty, from the Colorado School of Mines.

Chief Executive Officer and Board Position Retirement

Mr. Rykhoek will leave his Board position when he retires from his CEO role.

In connection with his retirement as CEO, Mr. Rykhoek entered into an Officer Retirement Agreement, dated March 21, 2017, providing for (i) payment of $4.97 million in July 2017, (ii) payment of $2.73 million in February 2018, (iii) his employment on a part-time basis to be available to the Company in an advisory role through January 2018, for which he is to be paid nominal compensation, and (iv) continuing eligibility to participate in the Company's insurance plans through December 2018, and containing certain restrictive covenants regarding confidentiality, non-competition, non-solicitation, and non-disparagement obligations and a release of claims. After his retirement as CEO, Mr. Rykhoek will be ineligible to receive future awards under the Company's equity compensation plans or to participate in the Company's Severance Protection Plan. All equity and cash performance awards granted under the Company's 2004 Omnibus Stock and Incentive Plan and held by Mr. Rykhoek prior to his retirement as CEO shall be treated, governed and interpreted according to the terms and conditions of those awards.

A copy of the press release regarding the CEO succession is filed as Exhibit 99.1 hereto.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated March 21, 2017.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: March 27, 2017   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated March 21, 2017.

DENBURY ANNOUNCES MANAGEMENT TRANSITION PLAN

PLANO, TX – March 21, 2017 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that Phil Rykhoek, the Company's Chief Executive Officer for the past eight years, will retire from that role on June 30, 2017, and, as part of the Company's leadership succession plan, the Company's Board of Directors intends to elect Christian S. Kendall as Chief Executive Officer as of that date.

"Phil's executive leadership over more than two decades has been invaluable and has greatly contributed to Denbury's success over that time," said John Dielwart, Denbury's Chairman of the Board. "The Board and I are grateful for Phil's many years of service, beginning as one of our first employees and CFO in 1995, and as our CEO since 2009. Over that period, Denbury has become one of the world's leading enhanced oil recovery producers, and we deeply appreciate Phil's many accomplishments that have led to that success."

"As Chief Operating Officer and now recently President, Chris has played a crucial role in optimizing Denbury's operations with his practiced leadership skills and his broad industry expertise and knowledge. We believe that Chris' talents will help to ensure Denbury's continuing success."

Mr. Rykhoek commented, "We anticipated that Chris could ultimately succeed me as CEO when he joined the Company in 2015. Chris has proven himself to be a great leader and we believe the time is right for this change. He has been an integral part of our management team since he joined Denbury, and I am confident that he will successfully take Denbury to the next level. We will continue to work closely together throughout this transition."

Mr. Rykhoek, 60, will leave his board position when he retires from his CEO role, and the Board currently intends for Mr. Kendall to replace Mr. Rykhoek as a director of the Company. Mr. Rykhoek will continue in a part-time advisory role until January 2018 as part of the leadership transition.

Mr. Kendall, 50, joined Denbury as Chief Operating Officer in September 2015 and was named President in October 2016. Mr. Kendall has over 27 years of experience in the oil and gas industry, holding a variety of technical and leadership roles, both international and domestic. Prior to joining Denbury, he spent 14 years with Noble Energy, most recently as Senior Vice President, Global Operations Services.

His prior assignments at Noble Energy include serving as Vice President, Gulf of Mexico, and as Business Unit Manager and Vice President, Noble Energy Mediterranean, Ltd. Mr. Kendall began his career with Mobil Oil Corporation in 1989. He holds a Bachelor of Science degree in Engineering, Civil Specialty, from the Colorado School of Mines.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations.

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DENBURY CONTACTS:
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383